SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

GOLD KIST INC.

(Name of Subject Company)

GOLD KIST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

380614107

(CUSIP Number of Class of Securities)

John Bekkers

Chief Executive Officer

Gold Kist Inc.

244 Perimeter Center Parkway, N.E. Atlanta, GA 30346

Telephone: (770) 393-5000

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Dennis O. Garris W. Scott Ortwein Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this amendment is to amend and restate Item 9 – Exhibits by adding a new exhibit (a)(10) and revising the Exhibit Index accordingly.

ITEM 9.	EXHIBITS.

Exhibit No.	Document

*(a)(1)	Press Release dated October 12, 2006—Gold Kist Board Response to Offer

*(a)(2)	Letter to Stockholders dated October 12, 2006

*(a)(3)	Excerpts from 2006 Proxy Statement filed with the SEC on December 15, 2005

*(a)(4)	Complaint filed October 12, 2006—Gold Kist Inc., v. Pilgrim’s Pride Corporation, et al.

*(a)(5)	Press Release dated October 12, 2006—Gold Kist Board Response to Debt Tender Offer

*(a)(6)	Letter to Suppliers dated October 12, 2006

*(a)(7)	Letter to Producers dated October 12, 2006

*(a)(8)	Email to Employees sent on October 12, 2006

*(a)(9)	Email to Customers sent on October 12, 2006

(a)(10)	Press Release dated October 17, 2006 - Gold Kist Lawsuit Against Pilgrim’s Pride Corporation’s Board Nominees Unaffected by Early Termination of Hart-Scott-Rodino Waiting Period

*Previously filed as an exhibit to Gold Kist’s Schedule 14D-9 filed with the SEC on October 12, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2006

GOLD KIST INC.

By:	/s/: Stephen O. West
Vice President and Chief Financial Officer